SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Final Amendment)*


NAME OF ISSUER:  Aerosonic Corporation

TITLE OF CLASS OF SECURITIES:  Common Stock

CUSIP NUMBER:  008015307

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     P. O. Box 97, Far Hills, New Jersey 07931      (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    May 24, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  008015307


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   0

8.       SHARED VOTING POWER:  0

9.       SOLE DISPOSITIVE POWER:    0

10.      SHARED DISPOSITIVE POWER:  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:     0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.   SECURITY AND ISSUER

     This Amendment to Schedule 13D relates to the Schedule 13D filed December 3, 1992, on behalf of Asset Value Fund Limited Partnership ("Asset Value") with regard to the beneficial ownership of shares of common stock, par value $.40 per share ("Shares"), of Aerosonic Corporation ("Aerosonic"), a corporation organized under the laws of the state of Delaware. This Statement is the Final Amendment to Schedule 13D. The capitalized terms used herein, which are not otherwise defined herein, shall have the same meaning as in the original
Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended to update the information provided as follows:

     On May 24, 1995, Asset Value sold 267,800 Shares at a price of $2.125 per Share (the "Sale"). The Sale was effected on the American Stock Exchange. There were no other transactions in Shares by Asset Value in the past sixty days.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS


     None.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 25, 1995

                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   /S/ JOHN W. GALUCHIE, JR.
                                   -----------------------------
                                   John W. Galuchie, Jr.
                                   Treasurer and Secretary